SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AIXTRON SE

(Name of Subject Company)

AIXTRON SE

(Name of Person(s) Filing Statement)

Ordinary Shares, nominal value €1 per share

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

D0257Y135 (Ordinary Shares)

009606104 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Guido Pickert

AIXTRON SE

Dornkaulstr. 2

52134 Herzogenrath,

Federal Republic of Germany

+49 2407 9030-444
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With copies to:

Markus Hauptmann Tobias A. Heinrich White & Case LLP Bockenheimer Landstraße 20 60323 Frankfurt am Mai Federal Republic of Germany +49 69 29994 0	Chang-Do Gong White & Case LLP 1155 Avenue of the Americas New York, NY 10036-2787 +1 212 819 8200

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of a transcript of an analyst and investor conference call related to the proposed takeover offer by a newly-incorporated company that is indirectly controlled by Fujian Grand Chip Investment Fund LP (“Buyer”) for all of the issued and outstanding Ordinary Shares, nominal value €1 per share (“Ordinary Shares”) of Aixtron SE (the “Company”), including Ordinary Shares represented by American Depositary Shares.

On May 23, 2016, Aixtron SE held a conference call to discuss the proposed takeover offer by Grand Chip Investment GmbH, an indirect subsidiary of Fujian Grand Chip Investment Fund LP, for all of the outstanding ordinary shares of Aixtron SE, including shares represented by American depositary shares.  Below is a transcript of the conference call.

Additional information

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The takeover offer for the outstanding ordinary shares (including ordinary shares represented by American depositary shares) of AIXTRON SE has not commenced. The terms and conditions of the takeover offer will be published in, and the solicitation and offer to purchase ordinary shares (including ordinary shares represented by American depositary shares) will be made only pursuant to the offer document and related offer materials prepared by Grand Chip Investment GmbH and as approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”). Once Grand Chip Investment GmbH has obtained the necessary permission from BaFin, the offer document and related offer materials will be published in Germany and also filed with the U.S. Securities and Exchange Commission (the “SEC”) in a Tender Offer Statement on Schedule TO at the time the takeover offer is commenced. AIXTRON SE intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the takeover offer; in addition, AIXTRON SE’s Management Board and Supervisory Board will publish a statement pursuant to Sec. 27 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG). The offer document for the takeover offer (in German and in English) containing the detailed terms and conditions of, and other information relating to, the takeover offer will, among other things, be published on the internet at www.grandchip-aixtron.com.

Acceptance of the takeover offer by shareholders that are resident outside Germany and the United States may be subject to further legal requirements. With respect to the acceptance of the takeover offer outside Germany and the United States, no responsibility is assumed for the compliance with such legal requirements applicable in the respective jurisdiction.

The Tender Offer Statement (including the offer document, a related letter of transmittal and other related offer materials) and the Solicitation/Recommendation Statement, as they may be amended from time to time, as well as the Management and Supervisory Board’s statement pursuant to Sec. 27 WpÜG will contain important information that should be read carefully before any decision is made with respect to the takeover offer because they, and not this communication, will govern the terms and conditions of the takeover offer.  Those materials and other documents filed by Grand Chip Investment GmbH or AIXTRON SE with the SEC will be available at no charge on the SEC’s web site at www.sec.gov.  In addition, Grand Chip Investment GmbH’s Tender Offer Statement and other documents it will file with the SEC will be available at www.grandchip-aixtron.com.

In this communication, unless the context otherwise requires, references to ‘‘AIXTRON”, “the AIXTRON Group’’, the ‘‘Group’’ or ‘‘the Company’’ are to AIXTRON SE and its consolidated subsidiaries. References to ‘‘Management’’ are to the Executive Board of AIXTRON SE.

Cautionary statement regarding forward-looking statements

This communication contains forward-looking statements, including statements regarding the expected consummation of the proposed transaction and AIXTRON SE’s future performance, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the transaction, the possibility that the transaction will not be completed, the failure to retain key AIXTRON SE employees, customers and partners, uncertainty regarding the anticipated benefits of the transaction and the failure of the parties to achieve anticipated goals of the transaction, and other risks and uncertainties discussed in AIXTRON SE’s public filings with the SEC, including the “Risk

Factors” section of AIXTRON SE’s Form 20-F filed on February 23, 2016, as well as the offer document to be filed by Grand Chip Investment GmbH, the Solicitation/Recommendation Statement to be filed by AIXTRON SE and the statement pursuant to Sec. 27 WpÜG to be published by AIXTRON SE’s Management and Supervisory Board.  These documents and statement are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of AIXTRON SE and Grand Chip Investment GmbH, that may cause results, levels of activity, performance or achievements to be materially different from any future statements.  These statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “potential”, “continue” or the negative of such terms or other similar expressions.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements.  AIXTRON SE undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Bloomberg Transcript AIXTRON SE Analyst Call — 23.05.2016

Operator

Good afternoon, ladies and gentlemen, and welcome to AIXTRON’s Analyst Conference Call. Please note that today’s call is being recorded.

I’d now hand you over to Mr. Guido Pickert, Director of Investor Relations and Corporate Communications at AIXTRON for opening remarks and introduction.

Guido Pickert

Thank you very much Lezpunal. Let me start by welcoming you all to this analyst call of AIXTRON SE. Thank you for attending today’s call. I’d like to welcome our President and CEO, Martin Goetzeler, as well as our COO Bernd Schulte, Dr. Bernd Schulte, to this call.

As the operator indicated, this call is being recorded by AIXTRON and is considered copyright material. As such, it cannot be read, recorded or rebroadcast without expressed permission. Your participation in this call implies your consent to this recording.

As with previous conference calls, I trust that all participants have our presentation slides, page two of which contains the usual Safe Harbor statement, disclaimer, and some other definitions. I will therefore not read it out loud, but would like to point out that this applies throughout this conference call.

You may also wish to have a look at our other documents, which include additional information on the transaction on our website as well. This call is not being immediately presented via webcast or any other medium; however, we will play some audio file of the recording or a transcript on our website at some point after the call.

I would now like to hand you over to Martin Goetzeler, AIXTRON’s President and CEO, for opening remarks. Martin?

Martin Goetzeler

Thank you, Guido. Good afternoon. Good morning. Thank you, all, for joining us today on such short notice. As you would have seen, AIXTRON announced today that we have entered into an agreement with Fujian Grand Chip Investment Fund or FGC through its indirect German subsidiary, Grand Chip Investment GmbH or GCI.

Before we start, I want to emphasize that this is the right move. It will support AIXTRON’s strategy in the future.

I will take you on the specifics of the transaction as well as why we see FGC as the best partner for AIXTRON. On slide 3, you’ll see the overview of the transaction. Pursuant to the agreement, GCI will launch a voluntary public takeover offer to acquire all of the outstanding ordinary shares, including all ordinary shares represented by AIXTRON ADS. Under the terms of the agreement, AIXTRON shareholders will be offered €6 in cash per each ordinary share. This values AIXTRON at approximately €670 million. The offer reflects a 50.7% premium to the three-month volume weighted average share price prior to the announcement.

The board of executives and the supervisory board welcome this transaction. It comes at the right time, and fully supports the long-term strategy of the company. It provides immediate value creation for shareholders, and secures the long-term future of the company.

As part of the agreement, we had agreed to a number of specific terms with FGC. I will talk more about these in a minute, but in general, these commitments focus on supporting our strategy across our entire portfolio, growing our R&D and service capabilities to the benefit of our existing customers in all regions, promoting the further development of new products, enhancing our portfolio, protecting our intellectual property today and in the future, maintaining our current headquarters location, protecting our technology centers and recognizing our employees as key for our future success.

The offer will be subject to a number of closing conditions, including regulatory approval and a minimum acceptance rate of 60%. In terms of filing the offer to shareholders, we expect it to launch in July with closing in the second half of 2016.

The transaction comes at the right time for AIXTRON. Slide 4. The transaction allows us to address our short term challenges, and to strengthen our long-term future prospects by enabling us to execute on our roadmaps across our technology areas. In FGC, AIXTRON has found a partner that will provide the local market insights to support AIXTRON’s business objectives.

FGC shares AIXTRON’s vision to develop our company into one of the top players in the semiconductor industry. AIXTRON is a cornerstone of FGC’s overall investment strategy. The transaction will provide the opportunity to better access growth markets such as those of, for MOCVD for TFOS, MOCVD for optoelectronics, carbon, MOCVD for power electronics, ALD, for memory, and OLED deposition systems; provide the opportunity to enhance AIXTRON’s development in changing market conditions, securing its current employee base; protect AIXTRON’s technology competency and the allocations, support AIXTRON’s long-term R&D activities to bring the new products and technologies to maturity; support the execution of AIXTRON’s current strategy and technology roadmaps in line with the business plans in order to best serve our customers; and improve AIXTRON’s ability to compete and grow in emerging markets, particularly in China.

The market in the semiconductor equipment sector is changing significantly. This is on slide five. Technological breakthroughs are speeding up. Consequently, this requires timely execution from the R&D phase into high-volume manufacturing environment.

Semiconductor-related industries are also consolidating. Larger end-markets and larger balance sheet industries require greater system capabilities due to shorter product life cycles and a greater focus on R&D competency.

We shall see continuous increase in R&D investments to keep up with these developments. The increasing number of materials are innovative and disruptive device architectures being processed by our machines and needed at our end-markets due to a rise in R&D and qualification costs as well.

Business models are also converging. That means that new product development and manufacturing will be driven by strategic customer-supplier relationships; the focus was on cost down engineering so far.

Emerging markets will drive future growth in the industry. Local sourcing requirements and market intelligence are key to addressing these growth markets, particularly in China.

What challenges does this create for small to medium-sized engineering companies in this market like AIXTRON? Slide six. AIXTRON needs to make significant upfront investments in new products and technologies to develop them to market maturity. We also need the financial reserves to sustain development of technology, while new products and solutions are being rolled out.

AIXTRON needs to diversify to reduce risk from adverse technology cycles or single product failure. But such a diversification requires scale and resources to successfully develop new technologies and products. Cash generating and emerging technologies need to be balanced. Scale and customer track record will be essential to succeed in an increasingly competitive environment. This is about offering our customers both a broader product offering as well as confidence in our ability to deliver.

And finally, AIXTRON needs a broad access to emerging markets, particularly to China. These markets are the growth drivers in our industry and we need to be deeply integrated to be successful. AIXTRON needs further investments to be able to fully commercialize our broad product portfolio. Our technology roadmap is roughly split into three stages, as you see on slide seven; development of the product, the pilot and qualification phase, and high-volume production. The development stage requires huge upfront investments into R&D with little to no revenue generation. It normally takes about three to five years to get products from here into the next stage.

In the pilot phase, revenue generation is seen on the small scale. It takes another one year to three years before the product usually reaches the high-volume stage in which strong revenue generation takes effect.

We see significant potential in our portfolio. Without a strong partner, it will be challenging to bring all of our products from the first two stages to the third. The transaction provides the opportunity to grow in China with regional support.

Slide eight. FGC is such a strong partner, the right partner for AIXTRON. FGC is a Chinese investment fund, controlled by the Chinese industrialist, Zhendong Liu. Grand Chip Investment GmbH is a 100% indirect subsidiary of FGC and has entered into an agreement with AIXTRON. Approximately €231 million of equity financing will be provided by FGC. The remainder of the transaction is to be financed by debt facilities. Overall, the transaction is ensuring the optimized access to the Chinese market where continued growth of the integrated circuit industry is expected.

The market is enormous and provides a great opportunity for AIXTRON. Surveys show that year-over-year, more than 50% of the global semiconductor production is consumed in China.

In the last 10 years, worldwide semiconductor markets grew at around 3%. In the same period, the China semiconductor industry grew by over 20%. This trend is expected to continue. And AIXTRON will work with FGC to deliver on these opportunities. Growth in China will also contribute to growth in other regions and locations.

On page 9, you see FGC has contractually committed that AIXTRON’s legal domicile and headquarters will remain in Herzogenrath, Germany. R&D competency, as well as AIXTRON’s existing technology, will be maintained at the existing technology centers. AIXTRON shall further strengthen its technology and IP portfolio, which shall remain vested with AIXTRON in Germany. AIXTRON will maintain and expand existing global setup with three leading technology hubs in Germany, the UK and the U.S.

Both AIXTRON and FGC view the transaction as an opportunity to grow and to expand the company and its workforce, and have agreed that the transaction is not directed towards cost reductions or staff reductions. The semiconductor industry is a people industry.

On slide 10, the transaction will secure the long-term future of AIXTRON for the benefit of all stakeholders. Let me summarize: short term AIXTRON has FGC’s full commitment to further develop existing product lines for the benefit of its customers. AIXTRON will be enabled to focus on growth areas and R&D. This transaction offers a premium of 50.7% for our shareholders. In the midterm—based on the three months average share price over the last three months—in the midterm, AIXTRON will increase its footprint in emerging markets and particularly in China, and fully tap the potential of the highest growth opportunity in the semiconductor sector.

The executive and the supervisory board are convinced that this is the right move for our stakeholders allowing us to execute our strategy by generating additional opportunities.

Thank you, and now we take your questions.

Q&A

Operator

[Operator Instructions] And the first question comes from Gerhard Orgonas from Exane. May we have your question please?

Gerhard Orgonas: Yes. Good afternoon. One question please. The Committee on Foreign Investment in the U.S. has recently blocked the takeover of Philips Lumileds by Go Scale, partly because there are in Gallium Nitride or MOCVD? Why do you not expect any problems in the U.S. from this merger? Why are you confident that the acquisition will go through?

Martin Goetzeler: We looked into this matter over the last couple of weeks, months, and basically we are confident that the deal will also be approved from that side.

Operator

The next question comes from Tammy Qiu from Berenberg. May we have your question please?

Tammy Qiu: Hi. Thank you for taking my questions. Firstly is that you actually mentioned all R&D of AIXTRON will actually be kept independently. Just wondering, so, as a deal with China, do you think that is actually expanding your Chinese customer base, and if there is anything that can be facilitated by your new Chinese partner to basically expand your user base?

And my second question would be in terms of general market share position globally, do you feel that backed by a strong government, or a cash-rich government, is that helping you to expand market share globally to the other countries as well, or do you think the Chinese relationship will stop you from further getting market share?

Martin Goetzeler: Thank you, Tammy, for your questions. Starting with the second question, I think what is important for us to see and to work closely with the customers, and that’s also what we agreed with the potential investor here is that we have a clear view on know-how and IP, and keep that know-how and IP also with us here in Germany, and the other locations in the UK and U.S. And definitely keep this separate from potential new customers in this region. That’s one of the requirements of our customers, and this is what we also will pursue and we’ll make sure, and this is really part of this agreement. At the end, I think our clear goal is basically to grow with all customers globally, not just in China, but also with our existing customer base.

Regarding the technology part, I think it’s important, and this is also related to the other question, that we here, keep the technology definitely for the customers we have, and we have existing customers and drive it from there. And then, I think we will also see benefits and increased demand for China going forward. In another step for us, I think it’s important that we keep basically the current know-how base and that we basically then develop from there in the future the customers in China.

Tammy Qiu: Okay. Thank you.

Operator

And the next question comes from David Abraham from BTIG. May we have your question please?

David M. Abraham: Hello. Hi. Good afternoon. Thank you very much today for taking my questions. Just had a couple of questions. I’m wondering if you could comment just quickly on some of the press speculations we heard in March that you were looking for potential buyers for the business, so effectively looking to do some sort of formal sale process of the business. And could you also elaborate a little bit on the break of the arrangement you have, and in what respect that ties into any kind of competing bid, please?

Martin Goetzeler: Thank you for the question. As I mentioned in several calls, we are continuously checking our strategic options actually over the last couple of years, regarding our portfolio [indiscernible 18:49]; and what happened now is—and that’s what I would like to emphasize—that’s why we say this is the best offer is that somebody says, you really share our visions, share our strategy, and this across the entire portfolio and wants to develop the company in the direction we plan for. And that’s something which we think is the right way forward, and that’s why the boards are supporting.

David M. Abraham: Sorry. If I understood correctly, you just said that this was the first offer? Does that mean you’d be open to more offers, or is this just...

Martin Goetzeler: We said it’s the best offer. I didn’t say it’s the first offer.

David M. Abraham: I see. Okay. And if I can just ask one quick additional question, please. The previous question was regarding the CFIUS clearance process, and you said that you didn’t expect any issues with approval by CFIUS. So I think that you are fully expecting the bidder to make a voluntary filing with CFIUS.

Martin Goetzeler: So what we—definitely, I can say, yes. But what we say is that is also that we are confident that we will achieve the approval. That’s what we—what is the outcome of our evaluations, which we did over the last couple of months.

David M. Abraham: Okay. Thank you very much.

Operator

And the next questioner is Oliver Gleeson from Investec. Please, your line is open now.

Oliver Gleeson: Hi there. Thanks for taking my question. It was just in regard to the acceptance condition given that’s 60%. Do you know what the intention for the bidder is regarding a domination agreement? Is it fair to assume that this has been ruled out at this stage?

Martin Goetzeler: I mean we can only comment on the situation as it is. We have discussed the threshold definitely also in our agreement. And I think what the investor wanted to achieve is something which gives them a more comfortable share of the company in order to also develop the company forward, and that’s how we came out with this number.

Operator

At the moment, there are no further questions. [Operator Instructions] And the next question comes from Victoria Kruchevska from equinet Bank. Please, your line is open now.

Victoria Kruchevska: Yes. Hello, gentlemen. I have a question regarding the acquirer. You have emphasized that AIXTRON presents a cornerstone of FGC strategy. Can you maybe elaborate a little bit, like—a little bit more color as to what strategy is actually FGC pursuing? I guess, it’s a private equity investor, and maybe you can highlight what type of other companies that they hold, so it can—you can create more synergies from that? Can you elaborate a little bit on that? Thank you.

Martin Goetzeler: Thank you for the question. I think we have met now several times Mr. Liu who’s the investor here, and he has—this is his first investment in the semiconductor space. It is definitely something which is new to him, but on the other side, I don’t think this will be his last investment in this space. Nevertheless, his, today the investments are definitely in other areas, which are not related to semiconductors.

Victoria Kruchevska: Okay. Thank you. Another quick follow-up question with regard to this one. Well, I have found in a website, I think, a Q&A PDF version and question 25, I’m currently reading it. So, it’s basically, the question states, how much FGC has invested in the past in R&D? So you see basically in the last five years €302.5 million it’s basically on its whole portfolio under management? Can you elaborate on this one a little bit by giving a color on that?

Martin Goetzeler: Actually the question was related to AIXTRON and our investment in R&D, and here, we invested between 2011 and 2015 about €302 million. So quite an amount about, this is about €60 million, which we mentioned, I think, as an average between €55 million and €65 million is what we would like to invest at AIXTRON. And you know that over the last years, because of our innovative and, let’s say, emerging portfolio, we kept up this high R&D investment. And that’s also one of the reasons why we also, again, in 2015 showed a negative result.

Victoria Kruchevska: And maybe the very last question regarding the strategy. So basically, you’re not considering refocusing, so to speak, [indiscernible 24:34] the focus of the AIXTRON strategy, maybe there are some segments that you would like to highlight that your potential future owner will be interested in? Or [indiscernible 24:49] completely unchanged strategy?

Martin Goetzeler: I mentioned that what for us, I really was convinced also that the investor was, his view on our portfolio, and I mean the entire portfolio. And that’s something where we are also eager to make this, bring this all to market entry and to market launches. And therefore, to have somebody who is supporting us in getting those executed was for us very, very interesting.

Victoria Kruchevska: Okay. Thank you. Thank you very much.

Operator

And the next question comes from Klaus Schlote from Solventis.

Klaus Schlote: Yes. Hello. I’ve got a question concerning the closing conditions, and you mentioned in the statement that there are regulatory approvals and also there’s an acceptance threshold of 60%. Are there any additional closing conditions which are, I would say, maybe specific to this deal, let’s say, linkage to market developments, or anything like that? Could you elaborate on that please?

Martin Goetzeler: No, I think these are the other two you mentioned, and this is where this deal will depend on.

Klaus Schlote: And the other question is your shareholders, who are the major shareholders right now?

Martin Goetzeler: For the company overall, we have about...

Klaus Schlote: No, no, on the equity side?

Martin Goetzeler: On the equity side. Okay. This is actually described in our press release, as Mr. Liu was basically giving the 51% and the other 49% are brought in by Xiamen Bohao Fund. And this is also fed by two private investors. And the equity is about €231 million. The remainder is done via debt.

Klaus Schlote: And your current equity holder? Your freefall is pretty high as far as I can tell.

Martin Goetzeler: If you ask me about our current investor structure, I can say that our freefall is to stay high, but I can split into institutional and retail investors. So private investors, it’s more or like 40%, or a little bit less maybe, and institutional investors about 60% and more, a little bit more.

Klaus Schlote: Do you think there’s a chance to get the [indiscernible 27:52] 60%?

Martin Goetzeler: This is—I think we are confident to reach that level. Yeah. And that’s why we also support this transaction. Definitely we have offered, here, also to our shareholders a premium of 50.7% over the last three months. So this is the decision-making—this is the basis for the decision-making of our investors.

Klaus Schlote: I mean the 40% of private investors might be difficult to get until this offer—I mean that’s what we see in other deals that it’s difficult to get them really accept the offer. Are you planning on special measures or...?

Martin Goetzeler: We will definitely address all categories of investors, and we will use different ways of communicating, and that’s definitely something which we are considering.

Klaus Schlote: Okay.

Martin Goetzeler: Thank you.

Klaus Schlote: Thank you.

Operator

The next question comes from Janardan Menon from Liberum.

Janardan N. Menon: Hello?

Operator

Yes. Your line is open now.

Janardan N. Menon: Hello?

Operator

Yes. We can hear you now.

Janardan N. Menon: Yeah. Thanks for taking the question. Just to follow up on an earlier question, is there a break clause if you were to get another offer? Is there a penalty if you have to break this agreement?

Secondly, is this a purely sort of a PE kind of a financial investment? And does that mean that, at some point, there will be an exit through a trade sale or an IPO? Is that the plan of the buyer?

And thirdly, will some of your larger sort of customers or potential customers in the U.S. or Korea be happy with ownership, a Chinese ownership? Or will that, in any way, preclude their going forward with certain technology developments with you? Do you think that is a concern at all?

Martin Goetzeler: So answering maybe your last question first, I think, what we can offer to our customers is really that we have—that we can—make sure that we have really all the funds available to drive these investments for our customer base. So we have really now — we make sure that there’s really good funding and enough funding in order to execute on all the road maps for these customers. And this is, I think, a very important support for our existing customer base.

And regarding the break fee, there is a break fee in case we would solicit actively for alternative offers. That’s the case.

And your third question was related to the plan of the buyer. This is something, I think, the agreement is 3.5 years. And so, I expect that this is really a medium to long-term, and that at least what we really agreed and what my confidence also in this investor, whom I met several times that he has here a long-term view. And therefore, this is—we believe it’s not his plan.

Janardan N. Menon: Got it. Thank you very much.

Operator

The next question comes from Colin Rusch from Op Co.

Colin Rusch: Thanks so much. How much work have you done with your investor on working through the potential with new customers and their ability to help with those customer relationships?

Martin Goetzeler: I’m not 100% clear what—you asked about investors working on customers. I didn’t really see the relationship...

Colin Rusch: I guess the question is really about how helpful are your investors going to be in furthering your relationships with potential new customers?

Martin Goetzeler: Okay. In the future, I think for us, it’s definitely—it will be useful to have a network of, let’s say, people in the industry, in China supporting us in penetrating the market. It’s definitely of benefit for us; and therefore, we—definitely we will see, here, an advantage going forward.

Colin Rusch: Okay. And are you seeing through them any new, meaningful players entering into the LED industry?

Martin Goetzeler: I think we spoke in this call several times about upcoming players, for example, from China, and there are, in fact, one or two players at a very low and small level. However, and I also said this, we will never underestimate these players as they focus primarily, currently on this current LED market. And if you look at the numbers over the last couple of quarters, you see that our growth came particularly from our Planetary tool applications like laser and infrared and red, orange, yellow LED. So it’s a little bit different situation right now, and that’s why we see ourselves in a good position currently.

Colin Rusch: Okay. Thanks so much, guys.

Operator

The next question comes from Bernd Laux from Kepler Cheuvreux.

Bernd Laux: Thank you. Good afternoon, gentlemen. The first question is a follow-up on what that Janardan already asked. Is it right that throughout this negotiation process with the Chinese investor, you have not requested feedback from your top customers in order to get their confirmation of support going forward?

And the second question is, in this, apparently, months long process of negotiation, have you been in contact with other potential partners or not? Thank you.

Martin Goetzeler: I mean, what is—thanks, Mr. Laux, for your questions. First of all, I think I said that we—over the last couple of years—we constantly look into our strategic options which we have and we talked also to potential strategic partners and so on. So that was something which was going on for the last two years and also, over the last year. So, there’s a continuous dialog, I believe, for a company which has—which is a small to medium-sized player in this industry, and therefore [indiscernible 35:29] was done. And I have to say now we have an investor who came in and said, I want that we develop your portfolio as it is and we make this successful over the entire range. And that was something which for us was appealing, and that’s why we think it’s the best offer.

And on your other question, we are in continuous dialog with customers in general. It’s definitely not easy to talk about strategic moves here with your customer base, but we assure that we are in constant dialog on these topics.

Bernd Laux: Thank you.

Operator

Our next question comes from [indiscernible 36:29]

<Q>: Hello. Good afternoon, gentlemen. My first question is, have you received refinancing confirmation from the financing banks in that deal already? The second question, you have a huge cash position, and I’m wondering what kind of magnitude of investments are you talking about saying that you need some more financing going forward? And the third question, there was a question about break-up fee. Maybe I missed the answer.

Martin Goetzeler: Yeah. There was—taking the last question first. There was a question if there’s any break fee, we would have to pay, and I answered it, if we solicit actively an offer that would lead to a break-fee from our side, there’s also a break-fee from the other side. I think that’s also mentioned in the Q&A depending on certain conditions.

Regarding the financing, I think we had intensive discussions with the FGC on this over the last 12 months, and we are confident that the financing will be in place at the latest at the time of the filing of our documents. And last but not least, I think your third point was...

<Q>: Magnitude of investments.

Martin Goetzeler: The cash position, yes. I think we are definitely seeing some potential also in [indiscernible 38:32] so portfolio activities but also—we also believe that we are now moving into the launching phase for OLED. So also here we will need additional funding. So there’s—and then at the end I also expect that we should not go under a certain limit in cash. So I wouldn’t say it’s still a huge cash position. However, as you say it’s still sizable so [indiscernible 39:00]

<Q>: Okay. Thank you.

Operator

Our next question comes from [indiscernible 39:12]

<Q>: Yes. Good afternoon. And just only maybe one question or more clarification question left on my side. Did I get it right that your Chinese partner has already confirmed that maybe [indiscernible 39:30] discussed before that you still have a large cash pile, but it’s necessary to invest more in R&D and you need further proceeds that they will maybe support it with further financial resources, therefore your R&D is even secured longer term?

Martin Goetzeler: We have actually agreed in the agreement which we signed that we move towards—that the whole thing is about growth. Growth of the company, growth of the work force, growth means investing in new products, investing in our road map, but also investing in our portfolio, however this could look like. And that also could mean in the future further investment into the company. In the first steps, the investor will buy shares from the existing investors.

<Q>: Okay. Thanks a lot.

Martin Goetzeler: Thank you.

Operator

And the next question comes from [indiscernible 40:36]

<Q>: Good afternoon, gentlemen. I joined the call a bit late, so my question could have been asked by someone else. But I was just wondering if you could just help us understand the background to this offer from FGC. Like for example, how did the offer just come about? Has FGC approached AIXTRON or AIXTRON approached FGC, and, I think, how long the talks have been going on? Just a little bit more color to the background of this offer, if you don’t mind.

Martin Goetzeler: I think what I would like to repeat is that we have strategic discussions ongoing for the last couple of years with different potential investors definitely, from various regions as well. I would say at the end, we have also through some contacts, we had we got into contact also with funds in China, and that was at the end one of the options which—and that was the option which actually materialized and which was at the end also what we believe going forward the best offer for us. But it really developed, I would say, out of discussions over the last one-and-a-half years.

<Q>: You mentioned you had some discussions with maybe, with some other funds in China. But did you have any discussions with any of the industrial buyers in this space?

Martin Goetzeler: As I said, we were always also in discussions with strategic potential investors. We were in discussions with financial investors. It was a different discussion. And I have to say, this is now which is I think the best offer we have here, and which we really like because it’s supporting our portfolio, it’s driving our portfolio and it gives us a clear direction in the future.

<Q>: Great. Thank you very much.

Operator

And another question comes from David Abraham from BTIG.

David M. Abraham: Yeah. Hi. I just wanted to get a little bit more color on the other regulatory clearances that are required. We talked about CFIUS, but I was wondering if you could elaborate some of the antitrust conditions and the restrictions specifically that pertain to that, which you require [indiscernible 43:21].

Martin Goetzeler: Yeah. Thank you. We don’t think this is an antitrust issue because we have a financial buyer, but there are regulatory approvals, which we have in China, in Germany and then the United States. And on those, we did initial checks and over the last couple of months, as I said, and we believe and we are comfortable that they will pass.

David M. Abraham: So, just to clarify, the clearances you require are purely regulatory? So, in China, it would be presumably the ones relating to the remittance of foreign exchange, so MOFCOM and NDRC presumably safe? In Germany, you’re probably referring to BaFin, in the U.S., as suggested, CFIUS or are there any other ones?

Martin Goetzeler: No. You got it right.

David M. Abraham: Okay. Thank you.

Operator

There are no further questions.

Guido Pickert

Thank you very much for joining the call. And we are all looking forward to keep in touch. And looking at this move further on in the future. Thank you very much. Bye-bye.

Operator

The conference is no longer being recorded.

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